

June 16, 2011

Via E-Mail
Chris Bauer
Chief Executive Officer
Anchor Bancorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

> **Re: Anchor Bancorp Wisconsin Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 7, 2010**
> **File No. 000-20006**

Dear Mr. Bauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Part I

Item 1. Business

Recent Developments, page 5

1.   We note your statement that management expected the Board of Directors to voluntarily adopt a Memorandum of Understanding with the OTS on or before June 30, 2010. In

future filings, please confirm that you will disclose any material effects on operations or financial condition as a result of the MOU.

Item 1A. Risk Factors, page 30

General

2.   We note that for your fiscal year ended March 31, 2010 and for your last three fiscal quarters you had inadequate internal controls over financial reporting. Please consider creating a separate risk factor to address this.

Item 9A. Controls and Procedures, page 127

General

3.   We note that you have determined your internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, were not effective as of March 31, 2010; however, your disclosure does not appear to fully address whether your disclosure controls and procedures are effective. Please ensure future filings address not only your internal controls over financial reporting, but also your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e). This comment also applies to your quarterly reports on Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010. Refer to Item 307 of Regulation S-K, Item 9A of Form 10-K and Item 4 of Form 10-Q.

Part III

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the Definitive Proxy Statement filed July 7, 2010), page 131

General

4.   Please revise your disclosure in future filings to clarify that loans made to related parties were made on substantially the same terms as those prevailing at the time for comparable transactions with "*persons not related to the lender,*" as contemplated by instruction 4 to Item 404(a) of Regulation S-K.

Part IV

Item 15. Exhibits and Financial Statement Schedules

5.   On pages 24-25 of your Definitive Proxy Statement you indicate that you are a party to employment agreements with Mr. Bauer and Ms. Hayes and severance agreements with Ms. Hayes and Mr. Bauer; however, we are unable to locate these agreements. Please

file these agreements or advise the staff why you have not. Refer to the description of exhibits 10(iii)(A) in Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have any questions. If you thereafter need additional assistance, please contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney